Investcorp Credit Management BDC, Inc.

280 Park Avenue, 39th floor

New York, New York 10017

(212) 257-5199

March 30, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

Re:  Withdrawal of Registration Statement on Form N-2 (File No. 333-260533)

Ladies and Gentlemen:

Investcorp Credit Management BDC, Inc. (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form N-2 (File No. 333-260533), together with all amendments and exhibits thereto (the “ Registration Statement”).

The Registration Statement has not been declared effective by the Commission. At this time, the Company is no longer in need of the Registration Statement as it is not planning to conduct any future sales of securities under the Registration Statement. For this reason, the Company is seeking to withdraw, the Registration Statement. The Company further requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of securities unsold under the Registration Statement be credited to the Company’s account to be used to offset the filing fee for any future registration statement filed by a registrant entitled to apply such fees under Rule 457(p).

Any questions or comments regarding this letter should be directed to our counsel, Stephani Hildebrandt of Eversheds Sutherland (US) LLP, at 202-383-0845.

Sincerely,
INVESTCORP CREDIT MANAGEMENT BDC, INC.

By:	/s/ Rocco DelGuerico
Rocco DelGuerico
Chief Financial Officer